SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: March 9, 2001


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of a press release issued by Biora AB on March 9, 2001 regarding licensing of a product.





                         Press release from Biora AB (publ), March 9, 2001


NO 3/01                                               FOR IMMEDIATE RELEASE

BIORA LICENSES TO MEDPHARMA NEW PRODUCT FOR TREATMENT OF DRY MOUTH.

Malmo, Sweden, March 9, 2001 - BIORA AB (NASDAQ: BIORY, SSE: BIOR) announced today that it has entered into an agreement with Medpharma, a British biomedical development company, to license a development project for xerostomia (dry mouth). Under the agreement Biora will retain the rights within the framework of its core business, to exclusively develop and market the product to dentists. Medpharma obtains the rights to sell to other target groups.

The agreement provides that Biora will receive a one time payment, to be paid in equal installments during 2001 and 2002, as well as a royalty based on future sales once the drug is introduced to the market. Development costs up to the point of clinical testing on patients (phase II) will be shared between Biora and Medpharma.
The agreement covers the entire world except Japan.

Rickard Soderberg, President and CEO, commented about the agreement with
Medpharma:

"This agreement is a step for Biora in further focusing the business on products for dentists. The licensing agreement with Medpharma enables us to develop the xerostomia product for our target market at a lower cost, and at the same time benefit from the product's sales revenue outside the dental area."

Dry mouth is a common problem, especially among the elderly, but it is also a common side effect of many medicines and radiation treatment. The product that Biora is developing causes the saliva glands to be stimulated locally. The development of a formulation of the product is in its final phase and early clinical studies are in progress.

Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq
National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden. This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
FOR FURTHER INFORMATION, PLEASE CONTACT:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 3221365
-       Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-       Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-       http://www.biora.com


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            BIORA AB


Dated:  March 9, 2001                       By: /s/ Anders Agering
                                                ----------------------------
                                                Anders Agering
                                                Chief Financial Officer